Exhibit 10.2

EXECUTION COPY

AMENDMENT TO

ASSET PURCHASE AGREEMENT

THIS AMENDMENT (the “Amendment”) dated as of November 2, 2006 (the “Amendment Date”) amends that ASSET PURCHASE AGREEMENT (the “Agreement”) made and entered into August 2, 2006, by and among Entravision Communications Corporation, a Delaware corporation (“ECC”), Entravision-Texas Limited Partnership, a Texas limited partnership (“ECC LP”) and Entravision Holdings, LLC, a California limited liability company (“Holdings”), on the one hand, and Liberman Broadcasting of Dallas, Inc., a California corporation (“LBI”), and Liberman Broadcasting of Dallas License Corp., a California corporation (“LBI Sub”), on the other. ECC, ECC LP and Holdings are referred to collectively as “Seller” and LBI and LBI Sub are referred to collectively as “Buyer.” Other capitalized terms used, but not defined, herein shall have the meaning given such terms in the Agreement.

W I T N E S S E T H:

WHEREAS, the Buyer and Seller have agreed to amend the Agreement in certain respects, and

WHEREAS, the amendment to the Agreement is intended to eliminate certain disputes that have arisen between Buyer and Seller related to the transactions contemplated by the Agreement.

NOW THEREFORE, in consideration of the mutual promises and covenants herein contained, the Parties, intending to be legally bound agree as follows:

1.1 LER Agreement, Primary Studio Lease. Section 1.1, Schedule I, Schedule II and Schedule IV of the Agreement are amended as follows:

1.1.1 The definition of “Assumed Contracts” is amended as a result of the amendment to Schedule I pursuant to Section 1.1.2 of this Amendment.

1.1.2 The definition of “Prepaid Amounts” and Section 3.6.1 shall be amended so as to delete references to the Primary Studio Lease set forth therein.

1.1.3 Schedule I is amended to remove from Schedule I the following agreements: (a) the LER Agreement, and (b) the Primary Studio Lease. The remaining items on Schedule I shall not be renumbered as a result of this amendment.

1.1.4 Schedule II is amended to remove the Primary Studio Lease (Item 5 on such Schedule).

1.1.5 Schedule III is amended to add “Pending complaint regarding KTCY notified to Seller by the FCC Enforcement Bureau on November 1, 2006 the

(“FCC Complaint”),” which is added solely as an exception to the first sentence of Section 4.3.3 of the Agreement.

1.1.6 Schedule IV is amended to remove the reference to Item 2 and both references to Item 6, in each case, appearing in No. 2 under the “Required Consents (Seller)” section of Schedule IV.

1.1.7 Provided Buyer gives at least one business days’ notice (which notice may be telephonic or by email, as may be agreed by Buyer and Seller) of the date and time on which it wishes to enter the premises covered by the Primary Studio Lease (the “Mockingbird Premises”), and such entry will occur during the forty five days following the Closing Date, Seller will (a) provide notice to the Mockingbird Landlord on the same business day as Seller receives notice from Buyer (provided such notice is received prior to 5 pm Pacific time) of the desired date and time of Buyer’s move, (b) work with Buyer to obtain the necessary approvals from landlord as expeditiously as possible, and (c) provided the landlord under the Primary Studio Lease provides the necessary approval of such date and time, provide access to Buyer to the Mockingbird Premises at the approved date and time for the purpose of allowing Buyer to remove any Purchased Assets located at the Mockingbird Premises at Buyer’s sole cost. On up to five occasions, Buyer’s request under the preceding sentence may be for an identified contiguous period of up to five days during which Buyer can access the Mockingbird Premises at any times during such period as are approved by landlord, and Seller will provide such access within such contiguous period as directed by Buyer. In addition, Seller will cooperate with Buyer and provide Buyer access to the Mockingbird Premises from time to time during business hours as reasonably requested by Buyer during business hours for the purpose of removing Purchased Assets which do not require advance landlord approval for removal. Seller agrees to perform all obligations as tenant under the Primary Studio Lease during such forty-five day period, and agrees to cooperate in good faith with Buyer’s removal of the Purchased Assets from the Mockingbird Premises, including providing notices and making such requests of the landlord as necessary to accommodate the access and removal rights referenced herein. Buyer shall use reasonable care in the removal of the Purchased Assets from the Mockingbird Premises, provided that Buyer shall not be obligated to restore any portions of the Mockingbird Premises following such removal except to the extent of damage directly caused by Buyer which exceeds that which would customarily occur in the course of such removal. In no event shall Buyer be liable for any repair or restoration of the Mockingbird Premises other than with respect to the repair of damage directly caused by Buyer which exceeds that which would customarily occur in the course of such removal, if any, or if Buyer removes any property not included in the Purchased Assets. Other than such access, Buyer shall have no right, title or interest in or under the LER Contract or the Primary Studio Lease (including, without limitation, to any security deposit thereunder), and in no event will Buyer have any liability or responsibility under the LER Contract or the Primary Studio Lease. Seller shall have no responsibility or liability for any damages to or loss of the Purchased Assets on and after the

Closing Date, except on account of any actions taken by Seller or any failure of Seller to use commercially reasonable efforts to secure the Mockingbird Premises prior to Buyer’s removal of the Purchased Assets therefrom. Except as set forth in the preceding sentence, all risk of loss of or damages to the Purchased Assets following the Closing Date shall be borne by Buyer. If any Purchased Assets remain on the Mockingbird Premises after the 45 day period described above, as tolled pursuant to the next sentence, Buyer will pay Seller (i) the amount of $540 per day for each day that it continues to occupy the premises, and (ii) all Damages suffered by Seller in the event Buyer continues to occupy any portion of the Mockingbird Premises after expiration of the Primary Studio Lease. The 45 day period will toll, day for day, and solely for purposes of the rental obligation, but in no event longer than the expiration of the Primary Studio Lease, for each day Seller is in material default of its contractual obligations under this Section 1.1.7 such that Buyer has been unable to obtain access to the Mockingbird Premises on a day for which it has requested access in accordance with this Section 1.1.7.

1.2 Closing Date Agreed; Documents in Final Form. The Parties agree that the Closing Date shall be on the date hereof, and that the form of each document or instrument to be delivered at the Closing has been mutually agreed to by each of the Parties on or prior to the Amendment Date.

1.3 Section 2.1, Section 2.2.3. Sections 2.1 and 2.2.3 are amended as follows:

1.3.1 Section 2.1 is amended to delete the “and” at the end of Section 2.1.7, to add a semi-colon and “and” at the end of Section 2.1.8, and to add as a new subsection 2.1.9: “All accounts receivable of Seller accruing prior to the Closing Date with respect to advertisements aired on one or more of the Stations prior to the Closing Date and all other accounts receivable exclusively related to one or more of the Stations or the Towers (the “Purchased ARs”), except as expressly excluded pursuant to Section 2.2.3. Notwithstanding any provision of this Agreement to the contrary, no representation or warranty is given by Seller to Buyer related to the Purchased ARs, except that Seller represents and warrants to Buyer that (i) Seller is the owner of the Purchased ARs, free and clear of all Encumbrances other than Permitted Liens and that it has not assigned any rights with respect to such receivables to any Person except pursuant to this Section 2.1.9, (ii) Schedule 2.1.9 hereto constitutes a true and correct list of the Purchased ARs as of October 24, 2006 (or, after delivery of the updated Schedule 2.1.9 referenced in the last sentence of this Section 1.3.1, as of November 1, 2006), (iii) Schedule 2.1.9 hereto accurately reflects the aggregate dollar amount of the Purchased ARs as of October 24, 2006 (or, after delivery of the updated Schedule 2.1.9 referenced in the last sentence of this Section 1.3.1, as of November 1, 2006), and (iv) with respect to each receivable listed on Schedule 2.1.9, that each such receivable (a) represents actual indebtedness or other obligations incurred by the applicable account debtors and owed to the Seller (prior to the assignment of the Purchased ARs to Buyer) and (b) has arisen from bona fide transactions between the account debtor and the Seller in the ordinary course of business. Seller agrees that the representations and warranties set forth in the preceding clauses (i), (ii) and (iii) are Fundamental Representations under the Agreement, and Buyer agrees that none of the representations and warranties set forth in the preceding sentence is a representation or warranty as to collectibility. Within five (5) business days of the Closing Date, the Seller shall send a notice, in a form acceptable to Buyer, to each of the account debtors with respect to such receivables informing such account debtors that such payments are to be paid to LBI.” Buyer hereby agrees that as and when the Purchased ARs are collected by Buyer, Buyer will pay LER the actual commissions due pursuant to the LER Agreement on such Purchased ARs as shown in Schedule 2.1.9, in an amount not to exceed $21,036.07. Additionally, Seller shall cause LER to forward any payments received by LER on Buyer’s behalf to Buyer within five (5) business days and shall not be entitled to receive any commissions from Buyer if LER has failed to forward any payments received on Buyer’s behalf to Buyer within such five (5) business day period. Seller shall provide an updated and revised Schedule 2.1.9 dated as of November 1, 2006 not later than November 13, 2006 which, on the date provided to Buyer, shall replace the Schedule 2.1.9 attached hereto in its entirety (including for purposes of the representations and warranties set forth above), and shall have the same level of detail as is set forth in the Schedule 2.1.9 attached hereto, provided Buyer provides Seller all needed access to the books and records need to compile such schedule.

1.3.2 The references to Section 2.1.8 in Sections 2.1, 4.4.1 and 4.20 shall be amended so as to replace such references with references to Section 2.1.9, provided, however, that Buyer acknowledges as an exception to the representations in Sections 4.4.1 and 4.20 that LER has the right to commissions on the accounts receivable included in the Purchased Assets pursuant to Section 2.1.9 in an amount not to exceed $21,036.07.

1.3.3 Section 2.2.3 is amended to read in its entirety “the accounts receivable of Seller accruing prior to the Closing Date totaling up to $194,962 due from Radio Ayo in the aggregate (up to $130,000 of which is in the 270-day column and up to $64,962 of which is in the 360-day column, in each case, as referenced in the October 30, 2006 e-mail from Elliot Evers to Lenard Liberman) and related to KZMP (AM) (the “Broker Receivables”);”.

1.3.4 For purposes of clarity, the files, records and logs described in Section 2.1.7 of the Agreement shall specifically include the traffic system data, client billing records, invoices and other original records of the Stations regarding the historical business activity with the advertisers whose advertisements give rise to the accounts receivable included in the Purchased Assets pursuant to Section 2.1.9 of the Agreement, and Seller further agrees to provide reasonable assistance to Buyer in connection with any dispute related to the collection of any such accounts receivable at Buyer’s sole cost and expense for Seller’s out-of-pocket costs or expenses, if any, incurred in connection therewith. To the extent any files, records or logs described in Section 2.1.7 (including as clarified hereby) are not delivered to Buyer on the Closing Date, Seller will deliver such records from time to time as requested by Buyer but in all events within two business days of Buyer’s request therefor.

1.4 Amendment of Purchase Price; Amendment of Section 3.1.

1.4.1 Section 3.1 is amended to delete “Ninety-Five Million Dollars ($95,000,000),” and substitute therefor “Ninety-Two Million five Hundred Thousand Dollars ($92,500,000), of which $22,500,000 shall be the purchase price of the Purchased Assets related to Station KBOC”.

1.4.2 Section 3.1.1 is amended to delete “$95,000,000” and to substitute therefor “$92,500,000.”

1.4.3 Section 3.1.2 is amended to provide that ECC and LBI shall on November 1, 2006 jointly deliver written instructions to the Escrow Agent to deliver the entire Escrow Deposit in one or more wires as designated and directed by ECC.

1.5 Section 3.2. Section 3.2 is amended by deleting the penultimate sentence thereof and replacing the text thereof in its entirety with the following three sentences: “Seller and Buyer confirm that Buyer is not assuming the Primary Studio Lease or the LER Agreement or any obligation thereunder, which, for the avoidance of doubt, shall constitute Excluded Liabilities. Without limiting the generality of the foregoing, Seller shall be responsible for any obligation to pay the Buyout Amount and shall take all actions as are required so that the LER Agreement is terminated with respect to the Stations on account of their being Terminated Stations (as defined in the LER Agreement). Additionally, for the avoidance of doubt, nothing in Section 4.7 of the Agreement shall be read to contradict this Section 3.2.”

1.6 Section 3.5. Section 3.5 is amended by replacing the text thereof in its entirety with the following: “Not later than sixty (60) days after the Closing Date, Buyer shall provide a proposed allocation of the Purchase Price pursuant to Section 1060 of the Internal Revenue Code of 1986, as amended, to Seller, which allocation shall be consistent with the valuation of KBOC set forth on Appendix I. Seller shall have the right to consent to such allocation schedule, which shall not unreasonably be withheld, it being understood that Seller shall not withhold its consent to the allocation to the extent that it reflects the incorporation of a valuation of the Purchased Assets conducted by BIA Financial Network, Inc. or its Affiliate. The parties shall not take any position inconsistent with such allocation schedule for purposes of any Tax filing on IRS Form 8594.”

1.7 Section 3.6.1. Section 3.6.1 is clarified by adding a new sentence at the end of such Section that provides in full as follows: “Nothing in the first sentence of Section 3.6.1 is intended to, or does, affect Seller’s agreement to sell, assign, convey, transfer and deliver the Purchased ARs to Buyer.”

1.8 Section 4.22. A new Section 4.22 shall be inserted in the Agreement, which provides as follows: “Seller represents and warrants that (i) it has provided to Buyer notice of all cancellations of sales orders related to the Stations and received by Seller on or prior to November 1, 2006, and (ii) all sales orders delivered to Buyer through November 1, 2006 are enforceable by Buyer in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).” Seller and Buyer acknowledge and agree that (a) “Contracts” and “Assumed Contracts” include all sales orders with respect to the Stations entered into by Seller prior to the Closing Date, (b) Seller’s representation in Section 4.22 is a Fundamental Representation for purposes of the Agreement, and (c) that none of Seller’s representations and warranties set forth in Section 4.22 is a representation or warranty as to collectibility.

1.9 Section 6.10. A new Section 6.10 shall be inserted in the Agreement to read in full as follows: “Seller agrees within ten (10) business days of the Closing Date to pay each employee of Sellers with respect to the Stations who is employed by Buyer upon the Closing Date or within thirty (30) days after the Closing Date such amount of “stay bonus” as such employee would have received had such employee not been employed by Buyer on the Closing Date or within thirty (30) days after the Closing Date, as applicable, and, to the extent that Seller has not already communicated this change to the “stay bonus” arrangements in writing to each employee of the Seller with respect to the Stations, Seller shall immediately, on the date hereof, communicate such change to the “stay bonus” arrangements to such employees in writing.”

1.10 Section 7.8. Section 7.8 shall be amended to read in full as follows:

If advertisers whose advertisements air on the Stations, whether prior to, on or after the Closing Date, make payments in respect of advertisements airing on the Stations prior to, on or after the Closing Date to Seller rather than to Buyer, Seller shall hold such amounts in trust for Buyer, shall promptly notify Buyer of the receipt of such funds and shall forward such amounts to Buyer within five business days. If an advertiser who has advertised on the Stations prior to the Closing Date also advertises on other stations owned or programmed by Seller or its Affiliates other than the Stations (whether prior to, on or after the Closing Date) and a payment is received that does not reference an invoice number or otherwise indicate which invoice, station or market the payment relates to and such advertiser has obligations relating to advertisements airing on the Stations and to advertisements airing on stations owned or programmed by Seller and its Affiliates other than the Stations, Seller shall upon receiving such payment contact the advertiser and obtain written instruction (including via e-mail) from the advertiser directing whether the payment should be applied against an obligation relating to advertisements airing on the Stations or to advertisements airing on stations other than the Stations and the invoice number to which such payments should be applied. Seller shall notify Buyer within five (5) business days of receiving the advertiser’s response pursuant to the preceding sentence. If Radio Ayo makes any payments to Buyer rather than to Seller with respect to any of the Broker Receivables referenced in Section 2.2.3, whether prior to, on or after the Closing Date, Buyer shall hold such amounts in trust for Seller, shall promptly notify

Seller of the receipt of such funds and shall forward such amounts to Seller within five business days. The Parties shall treat any payments received for other services provided by the Stations or with respect to the Purchased Assets prior to, on or after the Closing Date in the same manner as payments for advertisements airing on the Stations are treated under this Section 7.8.

1.11 Appendix I. Appendix I is amended to delete the text thereof in its entirety and to substitute therefor “Seller and Buyer expressly acknowledge and agree that $22,500,000 of the Purchase Price shall be allocated to the Purchased Assets related to Station KBOC.”

1.12 Appendix II. Appendix II hereto is added to the Agreement as Appendix II thereto.

1.13 Employee Termination Letters. Seller agrees that without limitation of Seller’s obligations under Section 6.1.4, if Buyer hires any employee of the Stations on or after the Closing Date Seller shall (on notice from Buyer to such effect) provide to any such employee a termination letter and/or other document releasing such employee from (i) all non-compete restrictions, (ii) non-solicitation restrictions (as they relate to solicitation of employees of Seller working (or formerly working) at the Stations), and (iii) other similar obligations, in each case (as to clauses (i) through (iii)) if any such restrictions exist at such time in favor of Seller. Seller shall be deemed to have waived any such rights upon Buyer’s hiring of such Station employee notwithstanding any failure by Seller to deliver the termination letter or other document referenced in the preceding sentence.

1.14 Waivers and Releases. The agreements set forth in this Amendment represent a compromise and settlement of certain disputed matters. By entering into this Amendment neither Party shall be deemed to have admitted or acknowledged the existence of any liability or wrongdoing, all such liability being expressly denied.

1.14.1 LBI Claims. LBI has, on and prior to the date of this Amendment, alleged the following: (a) that Seller has breached Section 8.1.4 of the Agreement, in that a Material Adverse Effect occurred since the Execution Date, (b) that Seller has failed to provide all of the information required to be delivered to LBI under Section 6.1.3 and Schedule XI of the APA, (c) that Seller has failed to require its employees to communicate with LBI as required under the APA, (d) that Seller has failed to operate the business in the ordinary course with respect to its relations to employees and to advertisers in a manner that breaches Sections 6.1.1, 6.1.2, 6.2.4 and Section 6.1.3 among other provisions of the Agreement, (e) that Seller’s employee bonus plan for employees of the Stations (as in existence prior to this Amendment) resulted in a breach of Section 8.1.3, (f) that certain consents or estoppel certificates were not in the forms required under the Agreement, and (g) that Seller otherwise failed to meet the Buyer’s conditions to closing under the Agreement on account of the matters referenced in clauses (a) through (f). To the extent the claims set forth in the immediately preceding sentence are or could be asserted under any provision of the Agreement not referenced above, or any document or instrument delivered in accordance with the Agreement, Buyer shall be deemed to have asserted such claims under such provisions. All the claims referenced in this Section 1.14.1 are the “LBI Claims.”

1.14.2 Entravision Claims. Entravision has, on and prior to the date of this Amendment, alleged the following: (a) Buyer failed to close on the required Closing Date under the Agreement (as in existence prior to this Amendment), and (b) Buyer failed to use all commercially reasonable efforts to cause the closing conditions under the Agreement to be satisfied. To the extent the claims set forth in the immediately preceding sentence are or could be asserted under any provision of the Agreement not referenced above, or any document or instrument delivered in accordance with the Agreement, Seller shall be deemed to have asserted such claims under such provisions. All the claims referenced in this Section 1.14.2, which shall also include any claim by Seller that Buyer improperly required Seller to amend the terms of the Agreement in the manner set forth herein, are the “Entravision Claims.”

1.14.3 Release of LBI Claims. Buyer on behalf of itself and each of its parents, subsidiaries, other affiliates, predecessors, successors and assigns does hereby fully and forever release and discharge Seller and each of their parents, subsidiaries, other affiliates, predecessors, assigns, and their respective directors, officers, employees, agents and representatives from any and all Damages arising out of or related to the LBI Claims. For the avoidance of doubt, the release under this Section 1.14.3 does not release any claim for breach of the representation and warranty made by the Seller pursuant to Section 2.1.9 or 4.22 of the Agreement.

1.14.4 Release of Entravision Claims. Seller on behalf of itself and each of its parents, subsidiaries, other affiliates, predecessors, successors and assigns does hereby fully and forever release and discharge Buyer and each of their parents, subsidiaries, other affiliates, predecessors, assigns, and their respective directors, officers, employees, agents and representatives from any and all Damages arising out of or related to the Entravision Claims.

1.14.5 Section 1542. It is the intention of Seller and Buyer and all persons acting by, through under or in concert with them that the releases granted pursuant to this Section 1.14 shall be effective as a bar to all causes of action and claims, and all Damages, whether known or unknown, suspected or unsuspected and stated to be released pursuant to this Section 1.14. Each of Seller and Buyer expressly and knowingly waives any and all rights and benefits conferred by California Civil Code Section 1542 (“Section 1542”) and any law of any state or territory of the United States or any foreign country or principle of common law that is similar to Section 1542. Section 1542 provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN TO HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

Each of Seller and Buyer hereby acknowledges that the waivers set forth in this Section 1.14.5 are an essential and material term of the releases provided for herein. In connection with such waivers and releases, each of Seller and Buyer acknowledges that it may hereafter discover facts in addition to or different from those which they know or believe to be true with respect to the Entravision Claims or the LBI Claims, respectively, but that it is the intention hereby to fully, finally and forever settle and release all matters, disputes, differences, known or unknown, suspected or unsuspected which are or would be Entravision Claims or LBI Claims. The releases set forth in this Section 1.14 shall be and remain in effect notwithstanding the discovery or existence of any such additional or different facts related to the subject matter of the Entravision Claims or the LBI Claims.

1.14.6 Essential Term. Each of Seller and Buyer acknowledges and agrees that the waivers and releases set forth in this Section 1.14 are an essential and material term of this Amendment.

1.15 Title Insurance. Seller agrees that the value of the real property for purposes of the Title Policies will include the value of the Towers.

1.16 Environmental Remediation. Buyer acknowledges and agrees that Seller was not required to complete any additional environmental remediation prior to Closing pursuant to Section 7.10 of the Agreement, it being understood that Buyer does not waive any rights under Section 4.12 of the Agreement.

1.17 Letter of Credit. On the Closing Date Seller agrees to deliver to Buyer, at such Dallas location as Buyer shall identify on the Closing Date the corrected original Irrevocable Standby Letter of Credit dated February 15, 2006 in the amount of $50,000 issued by State Bank of Texas for the benefit of Buyer.

1.18 FCC Complaint. Section 10.1.1 shall be amended to delete the “and” before (iii) and to add the following after clause (iii): “, and (iv) Damages occasioned by, arising out of or resulting from the FCC Complaint.”

1.19 Telephone Transition. Seller agrees to use its commercially reasonable efforts to effect a smooth transition to Buyer of all phone lines used or useful to the operation of the Stations, including, without limitation, the office phone lines, request lines and the like. Such transition will include Seller providing such authorization as may be necessary to allow existing telephone numbers for the Stations to be transferred over to Buyer. In addition, Seller agrees not to cancel the T1 lines, ISDN lines or other circuits currently used in the operation of the Station transmitters, and to allow Buyer to utilize such lines as necessary to provide for a smooth transition to new lines to be established for Buyer. It is anticipated that it will take approximately two weeks following Closing for new T-1 and ISDN lines and other circuits to be established for Buyer in order to provide for this transition, and Buyer will promptly notify Seller when such lines are no longer needed for operation of the Stations. Buyer will pay the ongoing monthly service charges for Seller’s phone lines (including T-1 and ISDN lines) utilized by Buyer as referenced herein for the period from Closing until the date Buyer notifies Seller that such lines may be cancelled. In order to accomplish the foregoing, Seller and Buyer will each identify representatives to work together to accomplish a transition of the phone lines. In addition, until the phone lines are transitioned as referenced above (which time period is anticipated to be 2 to 3 days following Closing), Seller will permit Buyer’s receptionist to answer the phone lines for the Stations from the current reception desk location for such lines.

1.20 Conflicts; Integration. This Amendment contains the entire agreement and understanding of the Parties relating to the subject matters hereof and supersedes, cancels and replaces any prior understanding, writing or agreement between the parties relating to such subject matters. This Amendment is governed, construed and enforced in accordance with the laws of the State of California applicable to contract made therein, without giving effect to any law or rules that would cause the laws of any jurisdiction other than the State of California to be applied.

1.21 Counterparts. This Amendment may be signed in any number of counterparts with the same effect as if the signature on each such counterpart were upon the same instrument.

1.22 Headings. The headings of the Sections of this Amendment are inserted as a matter of convenience and for reference purposes only. They in no respect define, limit or describe the scope of this Amendment or the intent or interpretation of any Section.

1.23 “Agreement.” On and after the date hereof, all references to the “Agreement” (including references within the Agreement) shall mean the Agreement as amended hereby, including without limitation as supplemented by the covenants and other agreements set forth herein.

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EXECUTION COPY

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed and delivered by their duly authorized officers on the day and year first above written.

SELLER:

ENTRAVISION COMMUNICATIONS CORPORATION

By:	/s/ Walter F. Ulloa
Chief Executive Officer Walter F. Ulloa

ENTRAVISION HOLDINGS, LLC

By:	/s/ Walter F. Ulloa
Chief Executive Officer Walter F. Ulloa

ENTRAVISION-TEXAS LIMITED PARTNERSHIP

By: Entravision Texas G.P., LLC, its general partner

By:	/s/ Walter F. Ulloa
Chief Executive Officer Walter F. Ulloa

BUYER:

LIBERMAN BROADCASTING OF DALLAS, INC.

By:	/s/ Lenard D. Liberman
Lenard D. Liberman Executive Vice President

LIBERMAN BROADCASTING OF DALLAS LICENSE CORP.

By:	/s/ Lenard D. Liberman
Lenard D. Liberman Executive Vice President

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Amendment to Asset Purchase Agreement